UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Names of Persons Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Brian D. Zuckerman
SVP - General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA 19132

(215) 430-9169
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

James W. McKenzie, Jr.

Colby Smith
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921

(215) 963-5000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”), by TAJ Acquisition Co., a Pennsylvania corporation (“Merger Sub”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), pursuant to the Agreement and Plan of Merger, dated October 26, 2015, by and among the Company, Parent and Merger Sub:

•                  Exhibit A:           Form of Email to All Pep Boys Associates from Scott Sider

•                  Exhibit B:           Form of Email to All Pep Boys Associates from Stu Crum

•                  Exhibit C:           Frequently Asked Questions for Pep Boys Associates

•                  Exhibit D:           Pep Boys Field and Store Note from Stu Crum

•                  Exhibit E:            Social Media Messaging

•                  Exhibit F:             Key Messages

•                  Exhibit G:           Field Leadership Call Talking Points

•                  Exhibit H:          Pep Boys Town Hall Slides

•                  Exhibit I:               Philadelphia Town Hall Talking Points

•                  Exhibit J:               Talking Points/Email/Letter to Suppliers

•                  Exhibit K:           Store Manager Talking Points for Customer Inquiries

•                  Exhibit L:            DC GM Talking Points for Team Meetings

•                  Exhibit M:        Store Manager Talking Points for Team Meetings

•                  Exhibit N:           GoalLine Talking Points for Customer Inquiries

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Those materials and all other documents filed by the Company, Parent or Merger Sub with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to the Company.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended January 31, 2015 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

2

Exhibit A

To:                             All Pep Boys Associates

From:               Scott Sider, CEO

Date:                  October 26, 2015

Re:                             Sale to Bridgestone Retail Operations

Team,

I have important news to share with you about our company. This morning, we announced that Pep Boys has agreed to be acquired by Bridgestone Retail Operations (BSRO), a wholly-owned subsidiary of Bridgestone Americas, Inc. (BSAM), which owns brands like Firestone Complete Auto Care and Tires Plus.

This is an exciting move for Pep Boys. This transaction provides a significant premium for our shareholders, with an all-cash tender offer of $15 a share. For you, our associates, being part of a big, diverse corporation like Bridgestone will mean there are opportunities for career growth across businesses domestic and international. And our customers will benefit from over 200 years of combined automotive aftermarket experience and a shared commitment to exceeding customer expectations.

Importantly, until the close of the transaction, it will be business as usual for both companies and we will continue to operate as separate organizations. I ask you to keep doing what you are doing — taking care of customers and driving revenue. Bridgestone has similar priorities, as well as a focus on growth, so our companies are very much aligned on what is important.

To help you get to know Bridgestone, Stu Crum, President of Bridgestone Retail Operations, has provided an introductory message (see attached). Please be sure to read it, as I think you will find it helpful in answering any questions you might have about the company, its strategic plan and its leadership.

Please also see the attached FAQ intended to address major questions you may have about what this announcement means for you. And, of course, feel free to reach out to your manager.

With any change comes understandable anxiety. But, I assure you that, given what Bridgestone can provide our associates, our shareholders and our customers, this is the best decision for Pep Boys. This is a significant milestone in our company’s 94-year history and I hope you are excited about the possibilities of a great future as part of Bridgestone.

Thank you for all that you do.

For your reference, a copy of the company’s formal announcement is also attached.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward- looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward- looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Communications Department	3111 W. Allegheny Ave.
535 Marriott Drive	Philadelphia, PA 19132
Nashville, TN 37214-2373	Contact: Brian Zuckerman
Phone: 877-201-2373	Phone: 215-430-9169
Fax: 615-937-1414
Contact: Bridgestone Media Center
877-201-2373

For Immediate Release

Bridgestone to Acquire Pep Boys

Combined company delivers greater consumer access to industry-leading tires and automotive services, expands company-owned retail network and product offerings

Nashville, Tenn.  and Philadelphia, Penn.  (October 26, 2015)  —  Bridgestone Americas, Inc. (Bridgestone) and The Pep Boys — Manny, Moe & Jack (Pep Boys; NYSE: PBY) today announced that Pep Boys and Bridgestone Retail Operations, LLC (BSRO), a wholly owned subsidiary of Bridgestone, have entered into a definitive merger agreement under which BSRO will acquire Pep Boys in an all-cash transaction for $15.00 per share, or approximately $835 million in aggregate equity value. This represents a premium of 23 percent over Pep Boys’ closing price of $12.15 on October 23, 2015 and a premium of 62 percent over Pep Boys’ unaffected (prior to market speculation of a potential transaction) price of $9.25 on May 19, 2015. The transaction is structured as a tender offer.

“Bridgestone and Pep Boys are two leading companies that share a proud heritage in the American automotive services industry,” said Gary Garfield, CEO and President of Bridgestone Americas. “Our shared expertise and commitment to our customers and employees will help us build an even stronger organization.”

Pep Boys, headquartered in Philadelphia, has been one of the nation’s leading automotive aftermarket chains since 1921. With more than 7,500 service bays in more than 800 locations in 35 states and Puerto Rico, Pep Boys offers tires, maintenance and repair and parts and accessories.

The acquisition accelerates the global growth strategy of Bridgestone Corporation, the world’s largest tire and rubber company and parent of Bridgestone Americas.  Pep Boys will add approximately 800  locations to BSRO’s nationwide network of 2,200 tire and automotive service centers, which operate under the Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works brand banners.

Along with these company-owned stores and Bridgestone’s more than 5,000 long-standing dealers and distributors in the United States, Pep Boys’ distribution

-more-

2-2-2-2

network will help reach even more consumers with the products and services they want when they need them. The acquisition represents an immediate nationwide expansion of more than 35 percent for BSRO.

“We are excited to join the Bridgestone family of companies to become part of the world’s largest company-owned tire and automotive service retail network,” said Scott Sider, CEO of Pep Boys. “This transaction delivers a significant premium for Pep Boys’ shareholders and offers new opportunities for our employees across a bigger business. We look forward to working with the Bridgestone team for a smooth and successful transition.”

The transaction is expected to close in the beginning of 2016. Under the terms of the agreement, which has been unanimously approved by the boards of both Bridgestone and Pep Boys, a wholly owned subsidiary of BSRO will commence a tender offer for all outstanding shares of Pep Boys at $15.00 per share in cash. The completion of the tender offer will be conditioned on Pep Boys’ shareholders tendering at least a majority of Pep Boys’ outstanding shares, determined on a fully diluted basis, and other customary closing conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Following completion of the tender offer, both companies will complete a merger in which Pep Boys shares that were not tendered in the tender offer will be cancelled and converted into the right to receive $15.00 per share in cash. Following completion of the transaction, Pep Boys will be wholly owned by and operate under BSRO. Pep Boys’ stock will no longer trade on the New York Stock Exchange.

J.P. Morgan Securities LLC is acting as the exclusive financial advisor to Bridgestone. Jones Day is acting as legal advisor to Bridgestone. Rothschild is acting as the exclusive financial advisor to Pep Boys. Morgan, Lewis & Bockius LLP is acting as legal advisor to Pep Boys.

About Bridgestone Corporation

Bridgestone Corporation, headquartered in Tokyo, is the world’s largest tire and rubber company. In addition to tires for use in a wide variety of applications, it also manufactures a broad range of diversified products, which include industrial rubber and chemical products and sporting goods. Its products are sold in over 150 nations and territories around the world.

About Bridgestone Americas, Inc.

Nashville, Tennessee-based Bridgestone Americas, Inc. (BSAM) is the U.S. subsidiary of Bridgestone Corporation, the world’s largest tire and rubber company. BSAM and its subsidiaries develop, manufacture and market a wide range of Bridgestone, Firestone and associate brand tires to address the needs of a broad range of customers, including consumers, automotive and commercial vehicle original equipment manufacturers, and those in the agricultural, forestry and mining industries. The companies are also engaged in retreading operations throughout the Western Hemisphere and produce air springs, roofing materials, and industrial fibers and textiles. The BSAM family of companies also operates the world’s largest chain of automotive tire and service centers. Guided by its One Team, One Planet message, the company is dedicated to achieving a positive environmental impact in all of the communities it calls home.

-more-

3-3-3-3

About Bridgestone Retail Operations, LLC

Bridgestone Retail Operations, LLC (BSRO) is headquartered in Bloomingdale, Ill., and owns and operates more than 2,200 tire and automotive service centers across the United States — including Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works store locations. Credit First National Association and Firestone Complete Fleet Care operations are also part of BSRO. BSRO is a member of the Bridgestone Americas family of companies.

About Pep Boys

Since 1921, Pep Boys has been the nation’s leading automotive aftermarket chain. With over 7,500 service bays in over 800 locations in 35 states and Puerto Rico, Pep Boys offers name-brand tires; automotive maintenance and repair; parts and expert advice for the Do-It-Yourselfer; commercial auto parts delivery; and fleet maintenance and repair. Customers can find the nearest location by calling 1-800-PEP BOYS (1-800-737-2697) or by visiting www.Pep Boys.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

###

Exhibit B

To:	All Pep Boys Associates
From:	Stu Crum, President, Bridgestone Retail Operations
Date:	October 26, 2015
Re:	Today’s announcement

Pep Boys team,

On behalf of the entire Bridgestone executive leadership team and all of our teammates worldwide, I’d like to tell you how excited we are about today’s news and the potential of us working and growing together.

While I hope many of you see what we see in this opportunity, you probably also have questions and most likely a few concerns. This kind of news can be unsettling, even when your company has been exploring strategic options. But the prospects can also be very exciting, so I hope that as this process unfolds, you will start to feel optimistic about our future together.

I’ll start by giving you a little bit of my professional background. Before joining Bridgestone two years ago, I was President of Jiffy Lube. I have a passion for automotive retail and have spent the bulk of my career in this business. So I couldn’t be more thrilled by the idea of joining forces with another leader in our industry.

In case you don’t know much about us, Bridgestone is the world’s largest tire and rubber company. But we make a lot more than tires and have a very diverse product portfolio that also includes sporting goods, building products, polymers and a range of industrial products. We even make golf balls.

Bridgestone Retail Operations (BSRO) is a subsidiary of Bridgestone Americas and is based in suburban Chicago. Bridgestone Americas, headquartered in Nashville, is the largest subsidiary of Bridgestone Corporation, which is based in Japan.

BSRO owns and operates 2,200 tire and service stores nationwide, under the Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works brands. The Pep Boys network will become an important part of these operations.

I don’t need to tell you about the strategic importance of stores to a retail company. You know better than anyone that you don’t win in retail unless you win in the stores. It’s the front-line teams that determine success because you are the face of the brand to customers. Be assured that just as Pep Boys values your contributions in the bays and behind the counters, so will we. I think we can learn a lot from each other.

Bridgestone isn’t interested in being the biggest. We want to be the best. And we absolutely believe that with Pep Boys, that goal is within our reach now more than ever.

Last year at BSRO, we introduced our long-term strategic plan, which we call Vision 2020. It charts a course for our journey to become the most trusted provider of automotive service in every neighborhood we serve, between now and the end of the decade. And we’re not just measuring ourselves against the other players in our industry. Like some of the best retailers out there, I want our company to be known for delivering an outstanding customer experience. Given what I know already about Pep Boys’ commitment to serving its customers, I’m confident you can help us get there.

Joining with Pep Boys couldn’t be more squarely aligned with Vision 2020. Combining our networks will position us as trusted advisors in neighborhoods from coast to coast, and will help us give our customers more and better access to quality products and services.

The best part of my job is meeting the people on the ground who really make the company tick. I’m looking forward to the possibility of getting out in the field in the months ahead. Until then, it’s business as usual for all of us. We’re two separate companies until all of the standard acquisition procedures are completed and the transaction has closed.

In the meantime, stay safe in everything you do. We look forward to welcoming you to the team.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit C

Pep Boys Sale to Bridgestone Retail Operations: Frequently Asked Questions for Pep Boys Associates

Top Questions

1. What is today’s announcement?

Bridgestone Retail Operations has reached an agreement to acquire Pep Boys in a cash tender offer, representing a significant premium for Pep Boys’ shareholders.

2. Is Pep Boys part of Bridgestone now?

Until the transaction is complete, we will continue to operate as two separate companies.

3. Who is acquiring Pep Boys, and what kind of company are they?

Pep Boys is being acquired by Bridgestone Retail Operations, LLC (BSRO), a wholly-owned subsidiary of Bridgestone Americas, Inc. (BSAM). BSRO is headquartered in Bloomingdale, Illinois, and owns and operates more than 2,200 tire and automotive service centers across the United States — including Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works store locations.

BSAM is the U.S. subsidiary of Bridgestone Corporation, the world’s largest tire and rubber company, and is based in Nashville, Tennessee. BSAM and its subsidiaries develop, manufacture and market a wide range of Bridgestone, Firestone and associate brand tires to address the needs of a broad range of customers. The companies are also engaged in retreading operations throughout the Western Hemisphere and produce air springs, roofing materials, and industrial fibers and textiles.

4. What does this acquisition mean for Pep Boys associates?

For now, it means business as usual and conducting business the way Pep Boys has for more than 90 years. Going forward, a bigger, more diverse business means the potential for more career opportunities and growth.

5. Do I still have a job?

There are many talented people at Pep Boys and Bridgestone. We’re interested in building the strongest team possible, from both companies, to grow our collective business.

6. What will happen to the Pep Boys Store Support Center?

In the near-term, the Store Support Center will continue to serve as the hub of Pep Boys’ operations. There is important work happening there, and both companies hope that SSC associates will continue to empower and support Pep Boys stores for success.

7. What will happen to our distribution centers?

In the near-term, there will be no changes. Our distribution centers will continue to serve our stores as normal.

8. What are Bridgestone’s plans for Pep Boys’ Do-it-Yourself (DIY) business?

The DIY business is a new line of business to Bridgestone and one with which they don’t have much experience. They are already working to get a better understanding of all the opportunities this business could offer and will be in a better place to elaborate once the deal closes. For now, Pep Boys associates will continue creating value for end consumers and business customers by continuing with business as usual.

1

9. Will Pep Boys’ stores continue to operate under the Pep Boys brand or convert to a BSRO store brand?

Consumers buy from whom they know and trust. BSRO currently operates multiple store brands. We will evaluate the brand equity of both the BSRO and Pep Boys locations on a market-by-market basis to guide our decisions about store branding in a process that will occur over time.

10. Why is Pep Boys the right company for Bridgestone to acquire?

The acquisition of Pep Boys accelerates Bridgestone’s growth strategy by expanding U.S. retail business by more than 35% and bringing approximately 800 more points-of-sale for Bridgestone-branded units and CFNA, the company-owned credit card businesses. Both companies believe that the transaction adds value to our businesses and stakeholders with a stronger collective position, complementary businesses, enhanced geographic footprint and a talented workforce.

Both of our companies do a lot of things really well. There’s also a lot we can learn from each other. A few things that stand out about Pep Boys for Bridgestone:

•                  Stores appear to be well-managed, which speaks to the skills of the field and store teams

•                  Pep Boys has a strong e-commerce model, which is something Bridgestone also is accelerating

•                  Pep Boys’ Commercial model seems to be very mature

•                  Pep Boys has a very efficient parts sourcing strategy

Bridgestone and Pep Boys have many strengths and core competencies. By bringing those together, the company will be able to give customers the best products and services available anywhere.

Transaction Background/Details

11. When and how will the transaction be complete?

BSRO is acquiring Pep Boys in an all-cash transaction with a $15-per-share tender offer. Under the terms of the agreement, following the satisfaction of customary closing conditions and the receipt of regulatory approvals, the transaction is expected to close in the beginning of 2016.

Benefits to Pep Boys

12. How does the acquisition benefit Pep Boys?

The acquisition achieves Pep Boys’ stated goal of enhancing shareholder value with this transaction providing a significant premium for shareholders; for associates, it offers opportunities for growth across a bigger business. Bridgestone is a big, diverse corporation with opportunities for the right people across all of our business, domestic and international. On our journey to be the best, we’re looking for the best people.

Two industry experts working together will create a better, not just bigger, retail network. This is a learning opportunity for both companies, as we work to adopt the best practices of each to build an even stronger organization.

2

Benefits to Consumers

13. Why is it good for consumers?

Consumers will have access to industry-leading, superior-quality products and services through a bigger Bridgestone-operated retail network in approximately 800 additional locations nationwide and in Puerto Rico.

Operations

14. How will Pep Boys stores be operated?

Over time, our stores will be fully integrated into BSRO’s existing store network and run as part of those total operations; in the near-term, the business will run as usual.

15. Do Pep Boys and BSRO have locations in the same markets? If so, will there be store closings as a result?

There is some overlap that will be evaluated over time. One of the major reasons for the acquisition is that it accelerates Bridgestone’s growth strategy by expanding U.S. retail business by more than 35% and bringing approximately 800 more points-of-sale for Bridgestone-branded units and CFNA, the company-owned credit card businesses.

16. Will Pep Boys stores carry Bridgestone and Firestone tires?

Our stores do not currently carry Bridgestone- and Firestone-branded units; however, they will begin to be included in our merchandising mix as the integration process begins so that we have a consistent product portfolio for customers across our store network.

17. What is the impact to Bridgestone’s and Pep Boys’ field operations?

The integration team will be exploring how best to integrate our companies’ field operations. There are no immediate plans to change the structure for either company.

Pep Boys Organization and Leadership

18. What will happen to Pep Boys’ current senior leadership?

Pep Boys will become a wholly-owned part of Bridgestone at time of close. Prior to that, the leadership of both companies will work together to ensure a smooth and successful integration.

19. What will happen to my department or project? What about my title, job responsibilities or reporting structure?

Until the close of the transaction, it will be business as usual for both companies. Bridgestone has established an Integration Management Office with plans to include representatives from both companies. The integration plans will build on the operational efficiencies, best business practices and cultural similarities of both companies.

Employee Impact

20. Will there be a severance package if I lose my job because of this transaction?

All decisions of this nature will be made consistent with Pep Boys’ and Bridgestone’s values and with the utmost regard for employees.

3

21. What is the compensation structure at Bridgestone?

Bridgestone is committed to 1) pay competitively according to market standards, 2) pay for what you achieve, and also how you go about achieving it, 3) be simple and transparent with compensation structures, and 4) match pay to achievement of key short- and long-term business goals.

22. How are employees measured and rewarded at Bridgestone?

It’s crucial that teammates set goals that outline their commitments to the organization for the coming year. When those goals are reviewed during performance management, teammates’ overall rating measures both what they did, as well as how they did it, and are tied to their commitment to teamwork, collaboration, inclusiveness, and courage & candor.

23. Will my compensation and benefits change?

Until the transaction closes, Bridgestone and Pep Boys remain independent companies and your salary and benefits remain unchanged. After the deal closes, the integration team will review the current programs in place to determine if gaps exist between the programs. Bridgestone’s current compensation and benefits programs are designed to attract, retain and motivate exceptional talent.

24. What will happen to my Pep Boys stock and options?

Once the transaction closes, options will become fully vested and, together with any stock you own, will automatically be converted into the right to receive $15 per share in cash.

25. What will happen to my PTO/vacation time?

Until the transaction closes, Bridgestone and Pep Boys remain independent companies and your PTO/vacation time remains unchanged. After the deal closes, Bridgestone plans to honor years of service for purposes of calculating service-related benefits.

Integration

26. What happens now that the acquisition has been announced?

Until the close of the transaction, it will be business as usual for both companies. We have established an Integration Management Office to help us with the complexity of combining two companies.

27. What is the first step in the integration plan?

Until we complete the acquisition, we are limited in what details we can discuss and, as a result, information flow on what is happening may be slow at first. While we await the closing of the acquisition, there are some integration planning activities that we will initiate and you can expect to receive additional information about them as details are finalized.

4

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

5

Exhibit D

PEP BOYS FIELD AND STORE NOTE FROM STU

Date:	10/26
Event:	Announcement

Dear Pep Boys Associates,

My name is Stu Crum, and I’m President of Bridgestone Retail Operations (BSRO). On behalf of the entire Bridgestone executive leadership team and all of our teammates worldwide, I’d like to tell you how excited we are about today’s news and the potential of us working and growing together.

While I hope many of you see what we see in this opportunity, you probably also have questions and most likely a few concerns. This kind of news can be unsettling, even when your company has been exploring strategic options. But the prospects can also be very exciting so I hope that as this process unfolds, you will start to feel optimistic about our future together.

I’ll start by giving you a little bit of my professional background. Before joining Bridgestone two years ago, I was President of Jiffy Lube. I have a passion for automotive retail and have spent the bulk of my career in this business. So I couldn’t be more thrilled by the idea of joining forces with another leader in our industry.

In case you don’t know much about us, Bridgestone is the world’s largest tire and rubber company. But we make a lot more than tires and have a very diverse product portfolio that also includes sporting goods, building products, polymers and a range of industrial products. We even make golf balls.

BSRO is a subsidiary of Bridgestone Americas and is based in suburban Chicago. Bridgestone Americas, headquartered in Nashville, is the largest subsidiary of Bridgestone Corporation, which is based in Japan. BSRO owns and operates 2,200 tire and service stores nationwide, under the Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works brands. The Pep Boys network will become an important part of these operations.

I don’t need to tell you about the strategic importance of stores to a retail company. You know better than anyone that you don’t win in retail unless you win in the stores. It’s the front-line teams that determine success because you are the face of the brand to customers. Be assured that just as Pep Boys values your contributions in the bays and behind the counters, so will we. I think we can learn a lot from each other.

Bridgestone isn’t interested in being the biggest. We want to be the best. And we absolutely believe that with Pep Boys, that goal is within our reach now more than ever.

Last year at BSRO, we introduced our long-term strategic plan, which we call Vision 2020. It charts a course for our journey to become the most trusted provider of automotive service in every neighborhood we serve, between now and the end of the decade. And we’re not measuring ourselves against just the other players in our industry. Like some of the best retailers out there, I want our company to be known for delivering an outstanding customer experience. Given what I know already about Pep Boys’ commitment to serving its customers, I’m confident you can help us get there.

1

Joining with Pep Boys couldn’t be more squarely aligned with Vision 2020. Combining our networks will position us as trusted advisors in neighborhoods from coast to coast, and will help us give our customers more and better access to quality products and services.

The best part of my job is meeting the people on the ground who really make the company tick. I’m looking forward to the possibility of getting out in the field in the months ahead. Until then, it’s business as usual for all of us. We’re two separate companies until all of the standard acquisition procedures are completed and the transaction has closed.

In the meantime, stay safe in everything you do. We look forward to welcoming you to the team.

Stu

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO

2

will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

3

Exhibit E

SOCIAL MEDIA MESSAGING

Date:	10/26
Event:	Announcement

Twitter:

1) ReTweet Bridgestone’s tweet:

• @PepBoysAuto RT: @Bridgestone — soon we’ll have more stores and more to offer! Bridgestone to acquire @PepBoysAuto. Important Information: [LINK to press release]

2) New Pep Boys Tweet:

• “We are excited to soon join the @Bridgestone family. Important Information: [LINK to press release]”

Facebook:

Official statement in the form of a new post:

• “Today, Bridgestone announced an agreement to acquire Pep Boys. Together our companies have 200 years of automotive aftermarket experience to provide you with the industry-leading tires and services you want when you need them. [LINK to press release]

Response to consumer questions / comments on social media:

• “At all of our stores, it’s business as usual. You will continue to enjoy the high-quality automotive service and retail products you have come to expect from Pep Boys.”

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form

10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit F

KEY MESSAGES

1.              Bridgestone Retail Operations has reached an agreement to acquire Pep Boys.

•                  Agreement brings together two companies with a strong heritage, shared history of providing quality products and services, and a vision of delivering the best customer service every day.

•                  Deal supports Bridgestone’s strategic imperative to maintain its worldwide leadership and grow its businesses through focus on consumer needs.

•                  The acquisition of Pep Boys adds another strong business to Bridgestone’s critically important retail operations.

•                  Bridgestone’s offer represents a significant premium for Pep Boys’ shareholders.

•                  Cash tender offer is valued at approximately USD $835 million. Final closing of the transaction is subject to standard regulatory approvals, but expected to occur in the beginning of 2016.

2.              Combined company brings broader portfolio to consumers and more diverse range of consumers to both Bridgestone and Pep Boys.

•                  200 years of combined American automotive aftermarket experience delivers trustworthy customer service.

•                  With approximately 800 more neighborhood stores, consumers will have access to a larger Bridgestone retail network expected to include approximately 3,000 locations.

•                  Leading performance Bridgestone and Firestone tire brands will augment Pep Boys’ growing tire sales capabilities.

3.              Acquisition complements Bridgestone’s existing operating model and catapults its growth potential.

•                  Immediate footprint expansion of more than 35% provides Bridgestone greater customer access.

•                  Two industry experts working together will create a better, not just bigger, organization.

•                  The best practices of each company will be adopted to make an even stronger combined organization.

•                  Along with Bridgestone’s more than 5,000 dealers and distributors, Pep Boys’ distribution network helps reach more consumers with the products and services they want when they need them.

•                  Combination offers greater potential for our company-owned credit card business.

4.              Teammates remain the foundation of continued success.

•                  A shared commitment to employees remains, especially through this time of change.

•                  The combined larger business will attract more expertise and create expanded and more diverse career opportunities for employees.

•                  Teams and processes are in place to make this integration as seamless as possible.

5.              Worldwide, Bridgestone is recognized as a good neighbor and is committed to enhancing Pep Boys’ reach in its communities.

•                  Through employment opportunities, education, volunteerism and corporate giving, we strive to make the places where we work better places to live.

•                  The acquisition gives Bridgestone an opportunity to demonstrate its commitment through approximately 800 more stores.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit G

FIELD LEADERSHIP CALL TALKING POINTS, SCOTT SIDER

Date:	10/26
Event:	Announcement

•                  Hello, everyone. Thanks for joining this call on short notice.

•                  By now, you have all seen this morning’s news about our sale to Bridgestone Retail Operations, which owns brands like Firestone Complete Auto Care and Tires Plus

•                  As you know, we initiated a review of strategic alternatives back when I first started in June and that process led us here to today’s announcement

•                  We looked at a variety of options and the Board unanimously agreed that Bridgestone is the best partner for Pep Boys

•                  I am proud to say that, after many milestone events in our company’s long history, we are starting a new chapter and I could not be more excited about the possibilities

•                  This transaction is a great thing not only for our shareholders — given the premium that they are receiving in this deal — but also for all of us

•                  Because of the size and diversity of the company, Bridgestone brings us access to resources we wouldn’t otherwise have, practically overnight

•                  They believe, as we do, in the importance of attracting, developing and retaining the best people and the structure of their organization means career opportunities in businesses both here and internationally

•                  And we share the same focus on taking care of customers and giving them a world-class customer service experience

•                  In fact, the long-term strategic plan for Bridgestone Retail Operations, called Vision 2020, sets a goal of becoming not just the most trusted provider of automotive service in every neighborhood BSRO serves by the end of the decade, but becoming a company that is known for its customer service

•                  What I like about Bridgestone as a corporation is that they are progressive

•                  They have been around almost as long as us, so we share a rich history in the automotive aftermarket, but what stands out about them is their ability to make changes and to evolve and grow

•                  You read a bit about that in the message this morning from Bridgestone Retail Operations’ President Stu Crum, and I’d like to reiterate a few key things about Bridgestone

•                  They are much more than a tire company — although an interesting fact is that 1 out of 6 tires on the road today is one of theirs

•                  Bridgestone is the largest tire and rubber company in the world. They sell products in more than 150 countries. Their portfolio ranges from tires to sporting goods to building products to polymers and a range of industrial products.

•                  The parent company, Bridgestone Corporation, is public and based in Japan. Worldwide, the company has more than 145,000 employees and 180 manufacturing plants.

•                  Bridgestone Americas, based in Nashville, is the largest subsidiary of Bridgestone Corporation

•                  They have an Integrated Consumer Group, which includes original equipment and replacement tire businesses, company credit card business and retail unit, Bridgestone Retail Operations, or BSRO

•                  BSRO is based in suburban Chicago, and owns and operates 2,200 tire and automotive service centers nationwide. Our stores will become a critical part of those operations, expanding our combined reach to nearly 3,000 locations.

•                  I think those facts speak for themselves in terms of why we are aligning with Bridgestone

•                  We have been looking for our place in the industry for some time

•                  I believe we have found it as part of Bridgestone; they share our desire to accelerate our growth and position in the marketplace

•                  I know this is a big change, and I understand many of you may feel anxious and uncertain

•                  We’ve tried to answer as many questions as we can in the materials you received

•                  As we go forward, we will be as transparent and forthcoming with information as we can, but we ask for your patience and understanding as we work through the complexities of combining our two companies

•                  To figure out the best way to do that, you should know that an Integration Management Office is forming and will include representatives from both companies

•                  Until the transaction is complete, which we anticipate will be in early 2016, it is business as usual for everyone

•                  We will continue to operate as two separate companies, and our focus will remain on taking care of our customers and driving revenue

•                  As you saw earlier today, we sent a meeting toolkit to store managers

•                  We’d like you to support those leaders in sharing this news with their teams

•                  Please make sure they meet with as many folks as possible over the next day or so and hand out the materials — those include my announcement from this morning, the message from Stu Crum at Bridgestone and an FAQ

•                  Those resources are pretty comprehensive, but please be ready to take questions from your teams and bubble them up to us here if you aren’t able to answer them using the FAQ

•                  And lastly, if you or your teams receive any inquiries from the media, please direct them to Brian Zuckerman here at the Store Support Center at 215-430-9169

•                  Thank you for your time today

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit H

Welcome

Gary Garfield, CEO and President Bridgestone Americas, Inc. TJ Higgins, President Bridgestone Integrated Consumer Group Stu Crum, President Bridgestone Retail Operations Paul Oakley, Vice President of Communications 2

Gary Garfield, CEO and President

Bridgestone Americas, Inc.

TJ Higgins, President

Bridgestone Integrated Consumer Group

Stu Crum, President

Bridgestone Retail Operations

Paul Oakley, Vice President of Communications

Pep Boys TRUST THE BOYS TO GET YOU THERE.

2

Today’s Announcement Strategic alternative review initiated in June concluded Closure regarding the company’s ownership and direction Part of one of the largest companies worldwide Bridgestone has a leadership position in our industry Access to resources not previously available Tires (multiple great brands) 3

4 A New Chapter in our 94-year History 1921: Manny, Moe & Jack open first store at 7-11 North 63rd Street in West Philadelphia 1930: 40 stores in Philly 1932: Pep Boys creates a separate corporation called The Pep Boys – Manny, Moe & Jack of California; 1st California stores open in ‘33 1946: Pep Boys goes public 1947: Headquarters move to SSC 1961: Philadelphia-based The Pep Boys – Manny, Moe & Jack acquires The Pep Boys – Manny, Moe & Jack of California 1969: In the next 20 years, the number of stores nearly tripled to a total of 124 1980s: PBY joins the New York Stock Exchange 1990s: First stores open in Puerto Rico 2000s: Over 800 Supercenters and Service & Tire Centers in the U.S. and Puerto Rico 2015: Pep Boys and Bridgestone partnership

Forward Looking Statements This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws. Additional Information The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169. 5

Exhibit I

PHIL TOWN HALL TALKING POINTS, SCOTT SIDER

Date:                                                      10/26

Event:                                                Announcement

•                  Good morning, everyone. Thanks for joining me on short notice.

•                  By now, you have all seen this morning’s news about our sale to Bridgestone Retail Operations, which owns brands like Firestone Complete Auto Care and Tires Plus

•                  I am happy to have several Bridgestone leaders here with us today, including Gary Garfield, CEO and President of Bridgestone Americas, Inc.; TJ Higgins, President of Bridgestone Integrated Consumer Group; Stu Crum, President of Bridgestone Retail Operations; and Paul Oakley, Vice President of Communications; you will hear more from them shortly

•                  As you know, we initiated a review of strategic alternatives back when I first started in June and that process led us here to today’s announcement

•                  We looked at a variety of options and the Board unanimously agreed that Bridgestone is the best partner for Pep Boys

•                  I am proud to say that, after many milestone events in our company’s long history, we are starting a new chapter and I could not be more excited about the possibilities

•                  This transaction is a great thing not only for our shareholders — given the premium that they are receiving in this deal — but also for all of us

•                  Because of the size and diversity of the company, Bridgestone brings us access to resources we wouldn’t otherwise have, practically overnight

•                  They believe, as we do, in the importance of attracting, developing and retaining the best people and the structure of their organization means career opportunities in businesses both here and internationally

•                  And we share the same focus on taking care of customers and giving them a world-class customer service experience

•                  What I like about Bridgestone as a corporation is that they are progressive

•                  They have been around almost as long as us, so we share a rich history in the automotive aftermarket, but what stands out about them is their ability to make changes and to evolve and grow

•                  You read a bit about that in the message this morning from Bridgestone Retail Operations’ President Stu Crum, and you’ll learn more today

•                  We have been looking for our place in the industry for some time

•                  I believe we have found it as part of Bridgestone; they share our desire to accelerate our growth and position in the marketplace

•                  I’d like to take you through some of the milestones in our company’s history to demonstrate that change is not new to this organization, and this is one of the most exciting ones we’ve embarked on

•                  [Read selection of milestones from slide]

•                  I know this is a big change, and I understand you may feel anxious and uncertain

•                  We’ve tried to answer as many questions as we can in the materials you received, but we will answer a few others shortly as well

•                  As we go forward, we will be as transparent and forthcoming with information as we can, but we ask for your patience and understanding as we work through the complexities of combining our two companies

•                  To figure out the best way to do that, you should know that an Integration Management Office is forming and will include representatives from both companies

•                  Until the transaction is complete, which we anticipate will be in early 2016, it is business as usual for everyone

•                  We will continue to operate as two separate companies, and our focus will remain on taking care of our customers and driving revenue

•                  Our priorities here at the Store Support Center also remain the same, so I ask for your continued commitment to empowering and supporting our stores

•                  We felt it was important for you to get an introduction to some of the leaders at Bridgestone, so I am pleased that they are here with us today

•                  I will now turn things over to Gary Garfield, CEO and President of Bridgestone Americas

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit J

John Kelly Talking Points / Email / Letter to Suppliers

(Name here),

I’d like to share some exciting news. This morning, Pep Boys announced that we have entered into an agreement to be acquired by Bridgestone Retail Operations, which owns brands like Firestone Complete Auto Care and Tires Plus. The final deal is subject to customary closing conditions and is expected to close early in 2016.

This is an exciting milestone in our company’s 94-year history. This agreement brings together two companies with a strong heritage, shared history of providing quality products and services and a vision of delivering the best customer service every day.

We recognize the important role that our suppliers have played in our success. Through closing, it’s business as usual. Your point of contact at Pep Boys remains the same. While the existing structure of our working relationship with (supplier company name here) may change over time, our commitment to you will not. You are a valued business partner to Pep Boys, and we will be honest and transparent in keeping you apprised of the implications of this acquisition.

Today’s announcement is just the first of many steps in the communication and execution of this deal. I’ll share further details with you as appropriate and as they become available. We are extremely excited about this transaction and the opportunities we expect it to Pep Boys and you, our valued supplier.

Please feel free to contact me directly with any questions. Thank you for your continued partnership and all of the support you have given us over the years.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form

10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit K

Pep Boys Sale to Bridgestone Retail Operations: Store Manager Talking Points for Customer Inquiries

Please use these talking points if you receive any inquiries from customers about the transaction.

All media inquiries should be directed to Brian Zuckerman at the Store Support Center, 215-430-9169.

•                  Pep Boys has entered into an agreement to be purchased by Bridgestone Retail Operations, which owns brands such as Firestone Complete Auto Care and Tires Plus

•                  At all of our stores, it’s business as usual. You will continue to enjoy the high-quality automotive service and retail products you have come to expect from Pep Boys.

•                  Our warranties remain the same; however, they are not valid at Bridgestone stores until further notice. The same applies to the Pep Boys CarCareONE card and gift cards. There is no change to our Rewards program; however, it will continue to be valid in Pep Boys stores only.

•                  We look forward to continuing to serve you

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit L

Pep Boys Sale to Bridgestone Retail Operations: DC GM Talking Points for Team Meetings

•                  Today marks the beginning of an exciting new chapter in our company’s history

•                  It was announced this morning that Pep Boys has agreed to be acquired by Bridgestone Retail Operations, which owns brands like Firestone Complete Auto Care and Tires Plus

•                  This is good news

•                  The transaction means a significant premium for our shareholders, with an all-cash tender offer of $15 a share

•                  For associates, being part of a big, diverse corporation like Bridgestone will mean there are opportunities for career growth across businesses domestic and international

•                  Our customers in our stores will benefit from over 200 years of combined automotive aftermarket experience and a shared commitment to exceeding customer expectations

•                  Today’s announcement is just the first step. There’s a lot to be done between now and when the deal officially closes, which we expect to be early in 2016.

•                  There is an integration team forming to oversee this process. More details will be shared throughout the company as they become available.

•                  In the meantime, it’s business as usual for Pep Boys and our stores remain focused on taking care of customers and driving revenue

•                  And for us in the DCs, the work we are doing doesn’t change — we will still serve our customers and get our stores what they need quickly and safely

•                  Bridgestone and Pep Boys are operating as separate companies until the transaction closes and while integration gets underway

•                  I’m handing out copies of our CEO Scott Sider’s announcement from this morning, as well as a letter from the President of Bridgestone Retail Operations, Stu Crum

•                  In addition, you are receiving an FAQ that should answer most of the main questions

•                  Please be sure to read through the materials carefully and let me know if you have additional questions

•                  If you receive any calls or visits from the media asking about the transaction, please let me know. All inquiries should be directed to Brian Zuckerman at the Store Support Center at 215-430-9169.

•                  Thank you for your time

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit M

Pep Boys Sale to Bridgestone Retail Operations: Store Manager Talking Points for Team Meetings

•                  Today marks the beginning of an exciting new chapter in our company’s history

•                  It was announced this morning that Pep Boys has agreed to be acquired by Bridgestone Retail Operations, which owns brands like Firestone Complete Auto Care and Tires Plus

•                  This is good news

•                  The transaction means a significant premium for our shareholders, with an all-cash tender offer at $15 a share

•                  For associates, being part of a big, diverse corporation like Bridgestone will mean there are opportunities for career growth across businesses domestic and international

•                  Our customers will benefit from over 200 years of combined automotive aftermarket experience and a shared commitment to exceeding customer expectations

•                  Today’s announcement is just the first step. There’s a lot to be done between now and when the deal officially closes, which we expect to be early in 2016.

•                  There is an integration team forming to oversee this process. More details will be shared throughout the company as they become available.

•                  In the meantime, it’s business as usual for us — we will continue to take care of customers and drive revenue

•                  We are operating as separate companies until the transaction closes and while integration gets underway

•                  I’m handing out copies of our CEO Scott Sider’s announcement from this morning, as well as a letter from the President of Bridgestone Retail Operations, Stu Crum

•                  In addition, you are receiving an FAQ that should answer most of the main questions

•                  Please be sure to read through the materials carefully

•                  If you receive any calls or visits from the media asking about the transaction, please let me know. All inquiries should be directed to Brian Zuckerman at the Store Support Center at 215-430-9169.

•                  Thank you for your time

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

Exhibit N

Pep Boys Sale to Bridgestone Retail Operations: GoalLine Talking Points for Customer Inquiries

Please use these responses if you receive any questions from customers about the transaction. All media inquiries should be directed to Brian Zuckerman at the Pep Boys Store Support Center, 215-430-9169.

1.              What was the announcement about Pep Boys?

Pep Boys has entered into an agreement to be purchased by Bridgestone Retail Operations, which owns brands such as Firestone Complete Auto Care and Tires Plus.

2.              Will there be changes at my current store?

At all of our stores, it’s business as usual. You will continue to enjoy the high-quality automotive service and retail products you have come to expect.

3.              Can I use my Pep Boys CarCareONE card or gift card at Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works? Can I use my Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works gift card or CFNA card at Pep Boys?

Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works CFNA cards and gift cards are not valid at Pep Boys stores at this time, and the Pep Boys CarCareONE card and gift cards are not valid at Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works at this time.

4.              Is my Pep Boys warranty valid at Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works?

Your Pep Boys warranty is not valid at Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works stores at this time.

5.              Can I use my Pep Boys Rewards card or redeem Rewards vouchers at Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works?

At this time, your Rewards card and Rewards vouchers are not valid at Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works.

6.              My Pep Boys store is right next door to a Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works. Will one of them close?

At all of our stores, it’s business as usual. You will continue to enjoy the high-quality automotive service and retail products you have come to expect.

7.              Will all Pep Boys stores become Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works stores?

At this time, it is business as usual for both companies.

8.              Will Firestone Complete Auto Care/Tires Plus/Hibdon Tires Plus/Wheel Works start selling parts like some Pep Boys do?

At all of our stores, it’s business as usual. You will continue to enjoy the high-quality automotive service and retail products you have come to expect.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,”

“estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described herein has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.